December 18, 2009

Mr. James A. White
Chief Financial Officer
Superior Bancorp
17 North 20th Street
Birmingham, Alabama 35203

Re: Superior Bancorp
Item 4.02 Form 8-K Filed November 3, 2009
File No. 000-25033

Dear Mr. White:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief